J.W. MAYS, INC.

Annual Report To Stockholders

2024

Year Ended July 31, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended July 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission file number 1-3647

J.W. MAYS, INC.
(Exact Name of Registrant as Specified in Its Charter)

New York	**11-1059070**
State or Other Jurisdiction of Incorporation or Organization	*I.R.S. Employer Identification No.*
9 Bond Street, Brooklyn, New York	**11201**
Address of Principal Executive Offices	*Zip Code*

Registrant's telephone number, including area code **718 624-7400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1 par value	**MAYS**	**NASDAQ**

Securities registered pursuant to Section 12(g) of the Act: *None*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Emerging growth company ☐
Non-accelerated filer ☒	Smaller reporting company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $18,220,977 as of January 31, 2024 based on the average of the bid and asked price of the stock reported for such date. For the purpose of the foregoing calculation, the shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the registrant's common stock as of September 3, 2024 was 2,015,780.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

Document	Part of Form 10-K in which the Document is incorporated
Annual Report to Shareholders for Fiscal Year Ended July 31, 2024	Parts I and II
Definitive Proxy Statement for the 2024 Annual Meeting of Shareholders	Part III

J.W. MAYS, INC.
FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2024

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

J.W. Mays, Inc. (the "Company" or "Registrant") with executive offices at Nine Bond Street, Brooklyn, New York 11201, operates a number of commercial real estate properties, which are described in Item 2 "Properties". The Company's business was founded in 1924 and incorporated under the laws of the State of New York on July 6, 1927.

The Company has 28 employees and has a contract, expiring November 30, 2025, with a union covering rates of pay, hours of employment and other conditions of employment for approximately 21% of its employees. The Company considers that its labor relations with its employees and union are good.

Executive Officers of the Registrant

The following information is furnished with respect to each Executive Officer of the Registrant (each of whose position is reviewed annually but each of whom has a three-year employment agreement, effective August 1, 2011 and renewed every three years thereafter through 2023: expiring July 31, 2026.

Name	Age	Business Experience During the Past Five Years	First Became Such Officer or Director
Lloyd J. Shulman	82	President	November, 1978
		Chairman of the Board, Chief Executive Officer and President	November, 1996
Ward N. Lyke, Jr.	73	Vice President	February, 1984
		Vice President, Chief Financial Officer and Treasurer	January, 2024
George Silva	74	Vice President-Operations	March, 1995

All of the above mentioned officers have been appointed as such by the directors and have been employed as Executive Officers of the Company during the past five years.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K may contain forward-looking statements which include assumptions about future market conditions, operations and financial results. These statements are based on current expectations and are subject to risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results, performance or achievements in the future could differ significantly from the results, performance or achievements discussed or implied in such forward-looking statements herein and in prior U. S. Securities and Exchange Commission ("SEC") filings by the Company. The Company assumes no obligation to update these forward-looking statements or to advise of changes in the assumptions on which they were based.

Factors that could cause or contribute to such differences include, but are not limited to, changes in the competitive environment of the Company, general economic and business conditions, industry trends, changes in government rules and regulations and environmental rules and regulations. Statements concerning interest rates and other financial instrument fair values and their estimated contribution to the Company's future results of operations are based upon market information as of a specific date. This market information is often a function of significant judgment and estimation. Further, market interest rates are subject to potential significant volatility.

ITEM 1A. RISK FACTORS.

Risks Relating to Ownership Structure

The controlling shareholder group may be able to vote its shares in favor of its interests that may not always coincide with the interests of shareholders not part of such group. This risk may be counter-balanced to a degree by the actions of the Company's Board of Directors (the "Board") which is made up of a majority of independent directors.

The controlling shareholder group includes a corporation that owns a significant percentage of the Company's common stock and which does business with the Company, as further described in the Notes to the Consolidated Financial Statements. Certain conflicts of interest may be perceived by the relationship between the Company and its largest shareholder. Nevertheless, the Company and its largest shareholder have put in place some controls to reduce the effects of any perceived conflict of interest, including ensuring that the Board is composed of a majority of independent directors.

Risks Related to Our Business and Operations

We are a part of the communities in which we do business. Accordingly, like other businesses in our communities, we are subject to the following risks:

- changes in the rate of economic growth, and interest rates both nationally and locally;

- the ability to obtain additional financing at reasonable costs and interest rates;

- changes in the financial condition of our customers;

- changes in the regulatory environment and particularly burdens of increasing local, state, and federal requirements and taxes;

- lease cancellations and particularly loss of key tenants;

- changes in our estimates of costs;

- loss of key personnel;

- war and/or terrorist attacks could significantly impact buildings leased to tenants;

- the continued availability of insurance for various policies at reasonable rates;

- outcomes of pending and future litigation;

- increasing competition by other companies;

- compliance with our loan covenants;

- climate change;

- recoverability of claims against our customers and others by us and claims by third parties against us;

- changes in estimates used in our critical accounting policies;

- cybersecurity threats or incidents; and

- pandemics and the related trends of office versus remote work practices.

Our investment in property development may be limited by increasing costs required to make improvements to property leased to tenants. Also, as the cost of fitting up properties increases, we may be required to wait and forsake opportunities that would be revenue producing until such time that we obtain the necessary financing of such ventures. This risk may be mitigated by obtaining lines of credit and other financing vehicles, although such have significant limitations on the amounts that may be borrowed at any point in time.

We also may be subject to environmental liability as an owner or operator of properties. Many of our properties are old and when we need to fit up a property for a new tenant, we may find materials and the like that could be deemed to contain hazardous elements requiring remediation or encapsulation.

Since 2020, the demand for commercial real estate rental space has declined. As online retail operations continue to expand nationwide, retailers are facing increased competition which reduces the need for the leasing of properties. Remote work since the pandemic has resulted in tenants' careful evaluation and reduction of office space needs and a decline in demand of commercial office space rentals from increasing competition. The Company emphasizes retention of tenants over a long period of time which helps in difficult economic conditions. The Company also aggressively markets available space to tenants including governmental agencies, medical, industrial, and educational institutions.

We try to lease our properties to tenants with adequate finances. As a result of the current high interest rate environment and less liquidity available to smaller businesses, even formerly financially strong tenants may be at risk. The Company mitigates the risk of tenants with less than adequate finances by leasing our properties to multiple tenants, where applicable, in order to diversify the tenant base.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not Applicable.

ITEM 1C. CYBERSECURITY.

Risk Management and Strategy

We have implemented and maintain various information security processes designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, hardware, software, third-party hosted services, and data.

We rely on third-party service providers to help manage our information systems, including network security service providers with experienced information technology professionals. We also work with third parties to identify, assess, and manage actual and perceived cybersecurity threats and risks, and we evaluate cybersecurity risk as part of our overall risk management strategy. With the assistance of these third-party service providers, we implement and maintain various technical, physical, and administrative controls and processes to manage and mitigate material risks from cybersecurity threats to our information systems. This includes procedures for incident detection and response, network security controls, access controls, physical security, systems monitoring, and backup and recovery procedures.

Our operations rely on third-party service providers and software programs. For instance, our accounting and financial reporting-related systems use software obtained from third-party service providers, and these systems are necessary for the efficient and consistent operation of our business. We use these systems to communicate with tenants, banks, vendors, and others, and to manage our accounting, financial reporting, and for other recordkeeping purposes. We, thus, maintain a process to identify and evaluate cybersecurity risks and incidents associated with key third-party providers. When utilizing third-party software for key services, we seek to engage those that are reliable, reputable, and maintain cybersecurity controls. To address risks associated with third-party providers for critical services, we review available audit reports of controls from such providers to assess and manage any identified risks.

Notwithstanding the effort we place on cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on the Company. As of the date of this Annual Report on Form 10-K, we are not aware of any cybersecurity threats or incidents which have materially affected or are likely to materially affect our Company, results of operations, or financial condition.

Governance

Our Board of Directors maintains oversight responsibility of risks from cybersecurity threats. This oversight is facilitated primarily through the Audit Committee (the "Committee"), which is responsible for oversight of our information system risk, including cybersecurity threats. The Committee oversees the risk management program designed to implement adequate controls to mitigate cybersecurity risks.

The Committee receives periodic updates from management on potential risks, threats, and controls to mitigate identified risks. The Committee reports to the full Board of Directors regarding its activities, including those related to cybersecurity. The full Board of Directors also receives briefings from management on the cybersecurity risk management program as needed.

Our management, represented by our Chief Financial Officer, Ward Lyke, provides leadership for implementation and maintenance of our cybersecurity risk management processes. Mr. Lyke has served as Vice President, Chief Financial Officer, and Treasurer since January 2024, and as an Executive Vice President and Officer of the Company since 1984, including as Assistant Treasurer since 2003. Mr. Lyke currently manages key functions for the Company's accounting, finance, and treasury strategies, including risk management. In addition, Mr. Lyke oversees the Company's managed IT solutions service provider which includes, among other services:

1. Business continuity – Managed data backup utilizing best practices including cloud based disaster recovery,

2. Multi-vector security protection – Real-time protection against security threats across email, browsers, files, and infrastructure resources,

3. Patch management – Patching for Windows and certain third party application updates,

4. Infrastructure monitoring – 24x7 monitoring, alerting and maintenance of various office and cloud systems.

Mr. Lyke is notified real time by the managed service provider for matters requiring immediate attention. Mr. Lyke also reviews a standardized monthly report with key IT systems data and statistics, including red flags requiring resolution, if any. Management reports serious cybersecurity incidents to the Committee and our Board.

ITEM 2.   PROPERTIES.

The table below sets forth certain information as to each of the properties currently operated by the Company:

Location	Approximate Square Feet
1. Brooklyn, New York	
Fulton Street at Bond Street.	380,000
Livingston Street	
Truck bays, passage facilities and tunnel-Schermerhorn Street	17,000
Building-Livingston Street	10,500
2. Brooklyn, New York	
Jowein building at Elm Place.	201,000
3. Jamaica, New York	
Jamaica Avenue at 169th Street	297,000
4. Fishkill, New York	
Route 9 at Interstate Highway 84	203,000 (located on 14.6 acres)
5. Levittown, New York	
Hempstead Turnpike	10,000 (located on 75,800 square feet of land)
6. Massapequa, New York	
Sunrise Highway	133,400
7. Circleville, Ohio	
Tarlton Road.	193,350 (located on 11.6 acres)

Properties are leased under long-term leases for varying periods, the longest of which extends to 2073, and in most instances renewal options are included. Reference is made to Notes 4. OPERATING LEASES and 10. RELATED PARTY TRANSACTIONS to the Consolidated Financial Statements contained in the 2024 Annual Report to Shareholders, incorporated herein by reference. Properties owned and subject to mortgage are the Brooklyn Fulton Street at Bond Street and Fishkill buildings.

1. *Brooklyn, New York*

Fulton Street at Bond Street

90% of the property is owned by the Company and the remaining 10% of the property is leased by the Company under five separate leases. Expiration dates are as follows: December 8, 2043 (1 lease) which lease currently has one thirty-year renewal option through December 8, 2073, April 30, 2031 (1 lease), and April 30, 2044 (3 leases).

The property is currently leased to twenty-five tenants of which eight are retail tenants, three are fast food/beverage restaurants, eleven occupy office space, three are dental or medical offices. One tenant leased in excess of 10% of the rentable square footage; the tenant is a department store, occupying 20.60%.

In November 2023, a tenant who occupies 785 square feet renewed its lease for another two-year term through January 31, 2026.

In November 2023, the Company leased approximately 1,600 square feet to a restaurant for ten years from rent commencement anticipated December 1, 2024, with two options for an additional five years. Brokerage commissions were $95,760.

In December 2023, the Company leased approximately 5,632 square feet to an office tenant, rent commencing on May 1, 2024 for a term of ten years through May 1, 2034. Brokerage commissions were $50,714.

In July 2024, a tenant who occupies 25,423 square feet of office space notified the Company of its intention to extend its lease for one year through September 30, 2025.

It is the intention of the Company to negotiate the renewals of the expiring leases as they come due, provided the tenants maintain adequate finances.

Occupancy			Lease Expiration			Rent	
Year Ended	Rate		Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2020	70.07%		7/31/2025	3	4,190	$ 142,700	.661
7/31/2021	62.31%		7/31/2026	4	41,384	1,926,447	8.922
7/31/2022	63.38%		7/31/2027	3	3,558	156,431	.724
7/31/2023	59.51%		7/31/2028	4	6,633	238,596	1.105
7/31/2024	51.83%		7/31/2030	2	85,990	2,360,041	10.930
			7/31/2031	1	1,090	44,381	.206
			7/31/2032	5	49,268	2,333,185	10.805
			7/31/2033	1	1,140	80,485	.373
			7/31/2034	1	5,632	40,269	.186
			7/31/2035	1	1,600	—	—
				25	200,485	$7,322,535	33.912

The Company uses 17,810 square feet of available space.

As of July 31, 2024 the federal tax basis is $22,607,989 with accumulated depreciation of $14,864,569 for a net carrying value of $7,743,420. The lives taken for depreciation vary between 15-40 years and the methods used are straight-line and declining balance.

The real estate taxes for this property are $2,846,431 per year and the rate used is averaged at $11.067 per $100 of assessed valuation.

Livingston Street

The Company has a long-term lease with the City of New York and another landlord for a garage at Livingston Street opposite the Company's Brooklyn Fulton Street at Bond Street Properties. The lease expires in 2043, with a renewal option to 2073. The garage includes truck bays and passage facilities through a tunnel to the Properties. The truck bays, passage facilities and tunnel, total approximately 17,000 square feet. The lease also includes a 20 x 75-foot land plot on which the Company constructed a building of six stories and basement annexed to the properties.

2. *Brooklyn, New York—Jowein building at Elm Place*

The building is owned. The property is currently leased to fifteen tenants of which one is fast-food restaurant, two are for warehouse space and twelve leases are for office space. Three tenants leased in excess of 10% of the rentable square footage; each occupies office space of 15.64%, 12.59% and 11.44%, respectively.

In September 2023, the Company extended a lease of approximately 8,000 square feet for office space for five years expiring June 30, 2028.

In September 2023, the Company extended a lease of approximately 500 square feet for restaurant space for two years expiring October 31, 2028.

In March 2024, the Company leased 5,800 square feet to an office tenant for a term of eighteen months expiring August 31, 2025 with monthly rent of $17,883 commencing April 1, 2024. Brokerage commissions were $10,730.

It is the intention of the Company to negotiate the renewals of the expiring leases as they come due, providing the tenants maintain adequate finances.

Occupancy		Lease Expiration			Rent	
Year Ended	Rate	Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2020	73.22%	7/31/2025	4	34,320	$1,020,263	4.725
7/31/2021	72.54%	7/31/2026	2	11,440	252,207	1.168
7/31/2022	80.84%	7/31/2028	2	13,000	499,304	2.312
7/31/2023	83.46%	7/31/2029	1	500	54,645	.253
7/31/2024	81.79%	7/31/2030	1	31,438	1,034,535	4.791
		7/31/2033	1	3,300	66,220	.307
		7/31/2036	1	12,105	52,566	.243
		7/31/2037	2	42,725	1,907,661	8.835
		7/31/2059	1	19,437	144,343	.668
			15	168,265	$5,031,744	23.302

As of July 31, 2024 the federal tax basis is $7,550,837 with accumulated depreciation of $5,324,884 for a net carrying value of $2,225,953. The lives taken for depreciation vary between 15-40 years and the methods used are straight-line and declining balance.

The real estate taxes for this property are $837,436 per year and the rate used is averaged at $11.072 per $100 of assessed valuation.

3. *Jamaica, New York—Jamaica Avenue at 169th Street*

Building, improvements and land ("Jamaica Property") are leased from an affiliated company, principally owned by a director of the Company ("Landlord"). In July 2022, the Company entered into an agreement with Landlord giving the Company four five-year option periods for a total of twenty years through May 31, 2050. In April 2023, the Company exercised the first five-year option period, extending the lease expiration date to May 31, 2035. Upon lease termination, all property included in operating lease right-of-use assets and leasehold improvements will be turned over to the Landlord.

The Jamaica Property is currently leased to ten tenants: four tenants are retail, one restaurant, and five occupy office space. Four tenants each occupy in excess of 10% of the rentable square footage; two retail stores occupy 15.82% and 17.66%, respectively; and two office tenants occupy 23.70% and 12.83%, respectively.

In August 2023, a tenant who occupies 22,045 square feet at the Jamaica Property renewed its lease for another five-year term through June 30, 2028. Brokerage commissions were $128,021.

In December 2023, the Company extended a lease with an office tenant for ten years expiring November 30, 2033, including a space reduction from 46,421 to 23,210 square feet. Brokerage commissions were $365,755.

In June 2024, the Company extended a lease of approximately 2,000 square feet of office for one year expiring June 30, 2025.

In August 2024, a tenant who occupies 38,109 square feet of office space notified the Company of its intention to extend its lease for one year through September 30, 2025.

It is the intention of the Company to negotiate the renewals of the expiring leases as they come due, providing the tenants maintain adequate finances.

Occupancy		Lease Expiration			Rent	
Year Ended	Rate	Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2020	80.51%	7/31/2025	2	2,147	$ 95,843	.444
7/31/2021	80.41%	7/31/2026	2	44,204	1,325,335	6.138
7/31/2022	80.51%	7/31/2027	1	505	34,800	.161
7/31/2023	80.58%	7/31/2029	3	121,589	2,603,005	12.055
7/31/2024	80.58%	7/31/2034	2	70,884	1,744,683	8.080
			10	239,329	$ 5,803,666	26.878

Until the lease agreement terminates, the Company remains solely entitled to tax depreciation and other tax deductions relating to the buildings, improvements and maintenance of the property. As of July 31, 2024, the federal tax basis is $13,863,981 with accumulated depreciation of $10,115,395 for a net carrying value of $3,748,586. The lives taken for depreciation vary between 15-40 years and the methods used are straight-line and declining balance.

The real estate taxes for this property are $1,075,886 per year and the rate used is averaged at $10.905 per $100 of assessed valuation.

4. *Fishkill, New York—Route 9 at Interstate Highway 84*

The Company owns the entire property. In July 2019, the Company leased 47,000 square feet to a community college at its Fishkill, New York building, for a term of fifteen years with two five-year option periods.

In September 2023, the Company leased 25,000 square feet at the Company's Fishkill, New York building for use as storage space for four months which expired in December 2023.

There are approximately 156,000 square feet of the building available for lease. There are plans to renovate vacant space upon the execution of future leases to tenants, although no assurances can be made as to when or if such leases will be entered into.

Occupancy		Lease Expiration			Rent	
Year Ended	Rate	Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2020	21.48%	7/31/2036	1	47,000	$ 1,008,036	4.668
7/31/2021	20.42%					
7/31/2022	22.27%					
7/31/2023	22.27%					
7/31/2024	27.26%					

As of July 31, 2024 the federal tax basis is $22,617,076 with accumulated depreciation of $16,047,423 for a net carrying value of $6,569,653. The lives taken for depreciation vary between 15-40 years and the methods used are straight-line and declining balance.

The real estate taxes for this property are $135,736 per year and the rate used is averaged at $2.902 per $100 of assessed valuation.

5. *Levittown, New York—Hempstead Turnpike*

The Company owns the entire property. In October 2006, the Company entered into a lease agreement with a restaurant. The restaurant constructed a new 10,000 square foot building, which opened in May 2008. In September 2022, the restaurant extended its lease for an additional five years expiring May 3, 2028. Ownership of the building reverts to the Company at the conclusion of the leasing arrangement, currently May 3, 2028.

Occupancy		Lease Expiration			Rent	
Year Ended	Rate	Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2020	100.00%	7/31/2028	Building	10,000	$ 456,648	2.115
7/31/2021	100.00%		Land	75,800		
7/31/2022	100.00%		1	85,800		
7/31/2023	100.00%					
7/31/2024	100.00%					

The real estate taxes for this property are $182,475 per year and the rate used is averaged at $990.401 per $100 of assessed valuation.

6. *Massapequa, New York—Sunrise Highway*

The Company is the prime tenant of this leasehold. The current lease expires May 1, 2030. The leasehold is currently subleased to one tenant occupying 113,400 square feet of the property, with the other 20,000 square feet of the property available for sublease.

Occupancy		Lease Expiration			Rent	
Year Ended	Rate	Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2020	85.01%	7/31/2030	1	133,400	$ 778,281	3.604
7/31/2021	93.75%					
7/31/2022	100.00%					
7/31/2023	100.00%					
7/31/2024	88.76%					

The real estate taxes for this property are $246,394 per year and the rate used is averaged at $675.95 per $100 of assessed valuation.

The Company does not own this property. Improvements to the property, if any, are made by tenants.

7. *Circleville, Ohio—Tarlton Road*

The Company owns the entire property. The property is currently leased to two tenants. The tenants use these premises for warehouse and distribution facilities.

In April 2024, a tenant who occupies warehouse space exercised its option to reduce the size of the leased premises from 84,000 to 72,000 square feet. In May 2024, this same tenant exercised its option to reduce the size of the leased premises from 72,000 to 60,000 square feet.

Occupancy		Lease Expiration			Rent	
Year Ended	Rate	Year Ended	Number of Leases	Area Sq. Ft.	Annual Rent	Percentage of Gross Annual Rent
7/31/2020	99.30%	7/31/2025	1	60,000	$ 341,212	1.580
7/31/2021	99.30%	7/31/2026	1	108,000	641,267	2.970
7/31/2022	99.30%		2	168,000	$ 982,479	4.550
7/31/2023	99.30%					
7/31/2024	97.75%					

As of July 31, 2024 the federal tax basis is $4,493,846 with accumulated depreciation of $4,325,910 for a net carrying value of $167,936. The lives taken for depreciation vary between 15-40 years and the methods used are straight-line and declining balance.

The real estate taxes for this property are $38,405 per year and the rate used is averaged at $5.085 per $100 of assessed valuation.

In the opinion of management, all of the Company's properties are adequately covered by insurance.

See Note 8 to the Consolidated Financial Statements contained in the 2024 Annual Report to Shareholders, which information is incorporated herein by reference, for information concerning the tenants, the rental income from which equals 10% or more of the Company's rental income.

ITEM 3.   LEGAL PROCEEDINGS.

The Company is subject to various legal proceedings, claims, and litigation arising in the ordinary course of business operations. These matters include, but are not limited to, contractual disputes, third party slip and fall or personal injury claims which are typically handled by insurance counsel. It is the opinion of management that the resolution of these matters will not have a material adverse effect on the Company's Consolidated Financial Statements.

ITEM 4.   MINE SAFETY DISCLOSURES.

None.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

COMMON STOCK INFORMATION

Effective November 8, 1999, the Company's common stock commenced trading on The Nasdaq Capital Market tier of The Nasdaq Stock Market under the Symbol: "Mays". Such shares were previously traded on The Nasdaq National Market. Effective August 1, 2006, NASDAQ became operational as an exchange in NASDAQ-Listed Securities. It is now known as The NASDAQ Stock Market LLC.

On September 3, 2024, the Company had approximately 800 shareholders of record.

The Company has not declared any cash dividends on our common stock during the year ended July 31, 2024 and does not anticipate paying any dividends in the foreseeable future. We plan to retain future earnings, if any, for use in our business. Any decisions as to future payments of dividends will depend on our earnings, cash flows, financial position, and such other facts the Board of Directors deems relevant.

RECENT SALES OF UNREGISTERED SECURITIES

During the year ended July 31, 2024 we did not sell any unregistered securities.

RECENT PURCHASES OF EQUITY SECURITIES

During the year ended July 31, 2024, we did not repurchase any of our outstanding equity securities.

ITEM 6.   [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The information appearing under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 22-26 of the Registrant's 2024 Annual Report to Shareholders is incorporated herein by reference.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not required.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Registrant's Consolidated Financial Statements, together with the report of Prager Metis CPAs, LLC, independent registered public accounting firm, dated October 24, 2024, appearing on pages 3 through 21 of the Registrant's 2024 Annual Report to Shareholders is incorporated herein by reference. With the exception of the aforementioned information and the information incorporated by reference in Items 2, 3, 7, and 15 hereof, the 2024 Annual Report to Shareholders is not to be deemed filed as part of this Form 10-K Annual Report.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are no disagreements between the Company and its accountants relating to accounting or financial disclosures.

ITEM 9A. CONTROLS AND PROCEDURES.

(A) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

The Company's management reviewed the Company's internal controls and procedures and the effectiveness of these controls. As of July 31, 2024, the Company carried out an evaluation, under the supervision of, and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in its periodic SEC filings.

(B) CHANGE TO INTERNAL CONTROLS OVER FINANCIAL REPORTING.

There was no change in the Company's internal controls over financial reporting or in other factors during the Company's last fiscal quarter that materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting. There were no significant deficiencies or material weaknesses noted, and therefore there were no corrective actions taken.

(C) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13(a)-15(f). Our internal control system has been designed to provide reasonable assurance to the Company's management and its Board regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Even those systems that have been determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company's management assessed the effectiveness of our internal control over financial reporting as of July 31, 2024. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework published in 2013. Based on the Company's assessments, we believe that, as of July 31, 2024, its internal control over financial reporting is effective based on these criteria.

This Form 10-K Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to the exemption for non-accelerated filers from the internal control audit requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002.

ITEM 9B. OTHER INFORMATION.

During the three months ended July 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b501 trading arrangement," as each term in defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION.

Not Required

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information relating to directors of the Company is contained in the Definitive Proxy Statement for the 2024 Annual Meeting of Shareholders and such information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item appears under the heading "Compensation" in the Definitive Proxy Statement for the 2024 Annual Meeting of Shareholders and such information is incorporated herein by reference.

Clawback Policy

In 2024, the Board of Directors adopted a clawback policy effective January 1, 2024 that provides for the recovery of erroneously awarded compensation received by an executive officer in the event of an accounting restatement due to material noncompliance with financial reporting requirements under the securities laws, as required under Section 10D of the Exchange Act, Rule 10D-1.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item appears under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Definitive Proxy Statement for the 2024 Annual Meeting of Shareholders and such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item appears under the headings "Related Party Transactions" and "Information Concerning Nominees for Election as Directors" in the Definitive Proxy Statement for the 2024 Annual Meeting of Shareholders and such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees for services rendered by the Company's independent registered public accounting firm, Prager Metis CPAs, LLC, for the fiscal years 2024 and 2023.

	Fiscal Year	
	2024	2023
Audit fees	$180,000	$175,000
Audit related fees	12,800	12,500
Tax fees	45,000	45,000
All other fees	—	—
Total Fees	$237,800	$232,500

Audit Fees for fiscal year 2024 and fiscal year 2023 were for professional services rendered for the audits of the consolidated financial statements of the Company, interim quarterly reviews of Form 10-Q information and assistance with the review of documents filed with the SEC.

Audit related fees for fiscal year 2024 and fiscal year 2023 consist of audits of real estate tax matters and consultations concerning financial accounting and reporting standards.

Tax fees for fiscal year 2024 and fiscal year 2023 were for services related to tax compliance including preparation of federal, state and local corporate tax returns, and assistance with a prior period Internal Revenue Service audit.

The officers of the Company consult with, and receive the approval of, the Audit Committee before engaging accountants for any services.

**PART IV**

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

1. The Consolidated Financial Statements and report of Prager Metis CPAs, LLC, independent registered public accounting firm, dated October 24, 2024, set forth on pages 3 through 21 of the Company's 2024 Annual Report to Shareholders.

2. See accompanying Index to the Company's Consolidated Financial Statements and Schedules on page 15.

(b) Exhibit No.

3.1 Certificate of Incorporation of J. W. Mays, Inc., as amended - incorporated by reference to Exhibit 3(i) to the Company's Form 10-K, filed on October 5, 2017.

3.2 By-Laws of J. W. Mays, Inc. - incorporated by reference to Exhibit 3.(II) to the Company's Form 10-K, filed on October 23, 1995.

10.1# Retirement Plan and Trust, Summary Plan Description - incorporated by reference to Exhibit 10(i) to the Company's Form 10-K filed on October 4, 2018.

10.2# Employment Agreement dated as of August 1, 2023 between J.W. Mays, Inc. and Lloyd J. Shulman - incorporated by reference to Exhibit 10(ii) to the Company's Form 10-K filed on October 19, 2023.

10.3# Employment Agreement dated as of August 1, 2023 between J.W. Mays, Inc. and Mark Greenblatt - incorporated by reference to Exhibit 10(ii) to the Company's Form 10-K filed on October 19, 2023.

10.4# Employment Agreement dated as of August 1, 2023 between J.W. Mays, Inc. and Ward N. Lyke, Jr. - incorporated by reference to Exhibit 10(ii) to the Company's Form 10-K filed on October 19, 2023.

10.5# Employment Agreement dated as of August 1, 2023 between J.W. Mays, Inc. and George Silva - incorporated by reference to Exhibit 10(ii) to the Company's Form 10-K filed on October 19, 2023.

10.6# Consulting Agreement, dated as of January 1, 2024, between Mr. Mark Greenblatt and J. W. Mays, Inc. - incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed on January 2, 2024.

13* Annual Report to Shareholders.

21 List of subsidiaries of J. W. Mays, Inc. - incorporated by reference to Exhibit 21 to the Company's Form 10-K, filed on October 23, 1995.

31.1* Certification of principal executive officer pursuant to Rule 13a-14(a)/15d-14(a).

31.2* Certification of principal financial officer pursuant to Rule 13a-14(a)/15d-14(a).

32* Certification of principal executive officer and principal financial officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97* Clawback Policy.

101** The following financial statements from the Company's Annual Report on Form 10-K for the period ended July 31, 2024, formatted in inline XBRL, include: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Shareholders' Equity, (iv) Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.

104** Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

*   Filed herewith
\#   Indicates management contract or compensatory plan.
**   Submitted electronically with the report

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J.W. MAYS, INC.
(Registrant)

October 24, 2024

By: /s/ LLOYD J. SHULMAN

Lloyd J. Shulman
Chairman of the Board,
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ LLOYD J. SHULMAN Lloyd J. Shulman	*Chairman of the Board, Chief Executive Officer, and President* *(Principal Executive Officer)*	October 24, 2024
/s/ WARD N. LYKE, JR. Ward N. Lyke, Jr.	*Vice President, Chief Financial Officer and Treasurer* *(Principal Financial and Accounting Officer)*	October 24, 2024
/s/ JENNIFER L. CARUSO Jennifer L. Caruso	*Director*	October 24, 2024
/s/ ROBERT L. ECKER Robert L. Ecker	*Director*	October 24, 2024
/s/ STEVEN GURNEY-GOLDMAN Steven Gurney-Goldman	*Director*	October 24, 2024
/s/ MARK S. GREENBLATT Mark S. Greenblatt	*Director*	October 24, 2024
/s/ MELINDA KOSTER Melinda Koster	*Director*	October 24, 2024
/s/ DEAN L. RYDER Dean L. Ryder	*Director*	October 24, 2024

INDEX TO COMPANY'S FINANCIAL STATEMENTS AND SCHEDULES

Reference is made to the following sections of the Company's Annual Report to Shareholders for the fiscal year ended July 31, 2024, which are incorporated herein by reference:

All other schedules for which provision is made in the applicable regulations of the SEC are not required under the related instructions or are inapplicable and, accordingly, are omitted.

The separate financial statements and schedules of J.W. Mays, Inc. (not consolidated) are omitted because the Company is primarily an operating company and its subsidiaries are wholly-owned.

———————————

J.W. MAYS, INC.

Annual Report

2024

Year Ended July 31, 2024

J.W. MAYS, INC.

Executive Offices
9 Bond Street, Brooklyn, N.Y. 11201-5805

Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, N.Y. 11219

Special Counsel
Holland & Knight LLP
787 Seventh Avenue
New York, New York 10019

Independent Registered Public Accounting Firm
Prager Metis CPAs, LLC
401 Hackensack Avenue
Hackensack, NJ, 07601

Annual Meeting
The Annual Meeting of Shareholders will be
held on Tuesday, November 26, 2024, at
10:00 A.M., Eastern Standard time, at J.W. MAYS, INC.,
9 Bond Street, Brooklyn, New York 11201-5805

J.W. MAYS, INC.

THE COMPANY

J.W. Mays, Inc. was founded in 1924 and incorporated under the laws of the State of New York on July 6, 1927.

The Company operates a number of commercial real estate properties located in Brooklyn and Jamaica in New York City; in Levittown and Massapequa, Long Island, New York; in Fishkill, Dutchess County, New York; and in Circleville, Ohio. The major portions of these properties are owned and the balance is leased. A substantial percentage of these properties are leased to tenants while the remainder is available for lease.

More comprehensive information concerning the Company appears in its Form 10-K Annual Report for the fiscal year ended July 31, 2024.

J.W. MAYS, INC.

TO OUR SHAREHOLDERS:

Remote work and on-line shopping trends, which surged during the pandemic, continue to have a significant nationwide effect on office and retail commercial real estate rentals. Even with ongoing reduced nationwide and local demand for office and retail rentals, local real estate taxes in New York City have increased while costs of inflation were higher than anticipated. Financial results this past year include:

- In 2024 the Company's net loss increased to $(406,568), or $(.20) per share from $(82,964), or $(.04) per share primarily due to a decrease in rental income; partially offset by a decrease in real estate operating expenses, a decrease in interest expense, net of capitalized interest, and a realized gain on the sale of marketable securities.

- Revenues in 2024 decreased to $21,593,264 from $22,576,455 in the comparable 2023 year primarily due to the loss of a tenant in March 2023, a decrease in rent revenue from two tenants occupying less space compared to the prior year: partially offset by rent increases from existing tenants and new leases from several new tenants.

- Despite a loss in 2024 and 2023, the Company increased cash, cash equivalents and restricted cash by $67,866 in fiscal 2024 compared with a $147,838 increase in the 2023 fiscal year. Cash flows from operations were $1,434,730 in fiscal 2024 compared with $2,221,910 in 2023. Cash provided by operating activities in 2024 and 2023 combined with proceeds from sales of marketable securities in 2024 and 2023 were used to fund acquisition of property and equipment and reduce mortgages payable from 2023 to 2024.

Our strategy of pursuing and entering into leases with governmental agencies and health care providers as tenants, as well as a significant educational institution in our Fishkill building, and our ability to retain significant tenants over a long period of time, continues to serve our Company well.

As Brooklyn continues to become a borough of choice for many individual's residences, businesses are also slowly shifting from Manhattan to the outer boroughs. With our long history of resilience when facing difficult market conditions, I believe New York City and our Company will continue moving forward from these challenging economic times.

I specifically want to thank Mays' personnel and our Board colleagues for their ongoing commitment and support, our shareholders for their continuing belief in our Company and its future and our tenants for their continuing loyalty to our Company.

LLOYD J. SHULMAN
Chairman, President and Chief Executive Officer

October 24, 2024

J.W. MAYS, INC.

CONSOLIDATED BALANCE SHEETS
July 31, 2024 and 2023

| | July 31 | |
ASSETS	2024	2023
Property and Equipment-at cost:		
Land	$ 6,067,805	$ 6,067,805
Buildings held for leasing:		
Buildings, improvements and fixtures	79,510,142	77,703,358
Construction in progress	2,387,207	1,767,444
	81,897,349	79,470,802
Accumulated depreciation	(39,803,374)	(38,123,199)
Buildings held for leasing – net	42,093,975	41,347,603
Property and equipment-net	48,161,780	47,415,408
Cash and cash equivalents	1,243,977	1,215,921
Restricted cash	1,041,624	1,001,814
Receivables, net	3,582,225	3,044,190
Marketable securities	—	2,300,441
Prepaids and other assets	3,048,044	2,773,004
Deferred charges, net	3,580,585	3,250,700
Operating lease right-of-use assets	28,866,800	30,913,904
TOTAL ASSETS	$ 89,525,035	$ 91,915,382

LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgages payable	$ 3,874,246	$ 5,144,205
Accounts payable and accrued expenses	2,271,963	1,718,435
Security deposits payable	1,077,964	1,005,925
Operating lease liabilities	25,309,725	26,512,112
Deferred income taxes	4,093,000	4,230,000
Total liabilities	36,626,898	38,610,677
Shareholders' Equity:		
Common stock, par value $1 each share (shares-5,000,000 authorized; 2,178,297 issued)	2,178,297	2,178,297
Additional paid in capital	3,346,245	3,346,245
Retained earnings	48,661,447	49,068,015
	54,185,989	54,592,557
Common stock held in treasury, at cost - 162,517 shares at July 31, 2024 and July 31, 2023	(1,287,852)	(1,287,852)
Total Shareholders' Equity	52,898,137	53,304,705
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 89,525,035	$ 91,915,382

See Notes to Accompanying Consolidated Financial Statements.

J.W. MAYS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended July 31, | |
	2024	2023
Revenues		
Rental income	$21,593,264	$22,576,455
Total revenues	21,593,264	22,576,455
Expenses		
Real estate operating expenses	15,151,406	15,383,378
Administrative and general expenses	5,336,672	5,280,853
Depreciation	1,725,291	1,688,557
Total expenses	22,213,369	22,352,788
Income (loss) from operations	(620,105)	223,667
Other income (loss) and interest expense		
Dividend and interest income	87,922	98,335
Net realized gain on sale of marketable securities	124,907	130,009
Net unrealized loss on marketable securities	—	(366,206)
Interest expense, net of capitalized interest	(136,292)	(230,769)
	76,537	(368,631)
Loss before income tax	(543,568)	(144,964)
Income tax provision (benefit)	(137,000)	(62,000)
Net loss	$ (406,568)	$ (82,964)
Loss per common share, basic and diluted	$ (.20)	$ (.04)
Dividends per share	$ —	$ —
Weighted average common shares outstanding, basic and diluted	2,015,780	2,015,780

See Notes to Accompanying Consolidated Financial Statements.

J.W. MAYS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings	Common Stock Held in Treasury	Total
Balance at July 31, 2022	$2,178,297	$3,346,245	$49,150,979	$(1,287,852)	$53,387,669
Net loss, year ended July 31, 2023..............	—	—	(82,964)	—	(82,964)
Balance at July 31, 2023	2,178,297	3,346,245	49,068,015	(1,287,852)	53,304,705
Net loss, year ended July 31, 2024..............	—	—	(406,568)	—	(406,568)
Balance at July 31, 2024	$2,178,297	$3,346,245	$48,661,447	$(1,287,852)	$52,898,137

See Notes to Accompanying Consolidated Financial Statements.

J.W. MAYS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended July 31,	
	2024	**2023**
Cash Flows From Operating Activities:		
Net loss	$ (406,568)	$ (82,964)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Bad debt expense (recovery)	(22,861)	(85,410)
Provision (benefit) for deferred income tax	(137,000)	(62,000)
Net realized (gain) on sale of marketable securities	(124,907)	(130,009)
Net unrealized loss on marketable securities	—	366,206
Depreciation	1,725,291	1,688,557
Loss on asset disposal	12,478	—
Amortization of deferred charges	502,829	452,781
Operating lease expense in excess of cash payments	844,717	1,106,403
Deferred finance costs included in interest expense	38,112	38,112
Deferred charges	(832,714)	(88,841)
Changes in Operating Assets and Liabilities:		
Receivables	(515,174)	(187,659)
Prepaids and other assets	(275,040)	(144,434)
Accounts payable and accrued expenses	553,528	(603,329)
Security deposits payable	72,039	(45,503)
Net cash provided by operating activities	1,434,730	2,221,910
Cash Flows From Investing Activities:		
Acquisition of property and equipment	(2,484,141)	(1,046,307)
Marketable securities:		
Receipts from sales	2,544,927	287,291
Payments for purchases	(119,579)	(62,860)
Net cash (used) in investing activities	(58,793)	(821,876)
Cash Flows From Financing Activities:		
Payments – mortgages	(1,308,071)	(1,252,196)
Net cash (used) by financing activities	(1,308,071)	(1,252,196)
Net increase in cash, cash equivalents and restricted cash	67,866	147,838
Cash, cash equivalents and restricted cash at beginning of year	2,217,735	2,069,897
Cash, cash equivalents and restricted cash at end of year	$ 2,285,601	$ 2,217,735

See Notes to Accompanying Consolidated Financial Statements.

J.W. MAYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

J.W. Mays, Inc. (the "Company" or "Registrant") with executive offices at 9 Bond Street, Brooklyn, New York 11201, operates a number of commercial real estate properties in New York and one building in Ohio. The Company's business was founded in 1924 and incorporated under the laws of the State of New York on July 6, 1927.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, a New York corporation and its subsidiaries (J. W. M. Realty Corp. and Dutchess Mall Sewage Plant, Inc.), which are wholly-owned. Material intercompany items have been eliminated in consolidation.

Use of Estimates

The accounting records are maintained in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Company's financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, incremental borrowing rates and recognition of renewal options for operating lease right-of-use assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. The estimates that we make include allowance for doubtful accounts, depreciation, impairment analysis of long-lived assets, income tax assets and liabilities, fair value of marketable securities and revenue recognition. Estimates are based on historical experience where applicable or other assumptions that management believes are reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates under different assumptions or conditions.

Restricted Cash

Restricted cash primarily consists of cash held in bank accounts for tenant security deposits and other amounts required under certain loan agreements.

Accounts Receivable

Generally, rent is due from tenants at the beginning of the month in accordance with terms of each lease. Based upon its periodic assessment of the quality of the receivables, management uses its historical knowledge of the tenants and industry experience to determine whether a reserve or write-off is required. The Company uses specific identification to reserve for uncollectible accounts receivable in the period when issues of collectibility become known. Collectibility issues include late rent payments, circumstances when a tenant indicates their intention to vacate the property without paying, or when tenant litigation or bankruptcy proceedings are not expected to result in full payment. Management also assesses collectibility by reviewing accounts receivable on an aggregate basis where similar characteristics exist. In determining the amount of the allowance for credit losses, the Company considers past due status and a tenant's payment history. We also consider current market conditions and reasonable and supportable forecasts of future economic conditions. Our assessment considers volatility in market conditions and evolving shifts in credit trends that may have a material impact on our allowance for uncollectible accounts receivables in future periods.

The Company's allowance for uncollectible receivables is recorded as an offset to receivables. Activity in the allowance for uncollectible receivables for each period follows:

Allowance for Uncollectible

	Allowance for Uncollectible Accounts Receivable		Bad Debt Expense (Recovery)	
	Period Ended July 31		Period Ended July 31	
	2024	2023	2024	2023
Beginning balance	$ 115,000	$ 393,000	$ —	$ —
Charge-offs	(112,552)	(149,337)	(23,000)	43,253
Reserve Adjustments	40,232	(128,663)	139	(128,663)
Ending Balance	$ 42,680	$ 115,000	$ (22,861)	$ (85,410)

Marketable Securities

The Company's marketable securities consisted of investments in equity securities and mutual funds. Dividends and interest income were accrued as earned. Realized gains and losses were determined on a specific identification basis. The Company reviewed marketable securities for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. The changes in the fair value of these securities were recognized in current period earnings in accordance with Accounting Standards Codification ("ASC") 825.

The Company followed GAAP which establishes a fair value hierarchy that prioritizes the valuation techniques and creates the following three broad levels, with Level 1 valuation being the highest priority:

Level 1 valuation inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date (e.g., equity securities traded on the New York Stock Exchange).

Level 2 valuation inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted market prices of similar assets or liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active).

Level 3 valuation inputs are unobservable (e.g., an entity's own data) and should be used to measure fair value to the extent that observable inputs are not available.

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded that the Company has access to.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Company are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

In accordance with the provisions of Fair Value Measurements, the following are the Company's financial assets measured on a recurring basis presented at fair value.

Description	Fair value measurements at reporting date							
	July 31, 2024	Level 1	Level 2	Level 3	July 31, 2023	Level 1	Level 2	Level 3
Assets:								
Marketable securities	$ —	$ —	$ —	$ —	$2,300,441	$2,300,441	$ —	$ —

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method. Amortization of improvements to leased property is calculated over the life of the lease. Lives used to determine depreciation and amortization are generally as follows:

Buildings and improvements	18-40 years
Improvements to leased property	3-40 years
Fixtures and equipment	7-12 years
Other	3-5 years

Maintenance, repairs, renewals and improvements of a non-permanent nature are charged to expense when incurred. Expenditures for additions and major renewals or improvements are capitalized along with the associated interest cost during construction. The cost of assets sold or retired, and the accumulated depreciation or amortization thereon are eliminated from the respective accounts in the year of disposal, and the resulting gain or loss is credited or charged to income. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life.

Impairment

The Company periodically reviews owned and leased properties, including related long lived assets and depreciable lives, for indicators of impairment that imply the carrying amount of assets may not be recoverable through operations plus estimated disposition proceeds. Such indicators of impairment include, but are not limited to, significant changes in real estate market conditions resulting in decreases in estimated fair values of properties or assets, changes in business conditions in the industries in which our tenants operate, and other significant or unusual events or circumstances which may occur from time to time.

If indicators of impairment existed, the carrying value of the property would be written down to its estimated fair value based on our best estimate of the property's discounted future cash flows.

As of July 31, 2024 and 2023, the Company has determined there was no impairment of its owned and leased properties, and the related carrying values, including depreciable lives.

Deferred Charges

Deferred charges consist principally of costs incurred in connection with the leasing of property to tenants. Such costs are amortized over the related lease periods, ranging from 5 to 21 years, using the straight-line method. If a lease is terminated early, such costs are expensed.

Leases – Lessor Revenue

Rental income is recognized from tenants under executed leases no later than on an established date or on an earlier date if the tenant should commence conducting business. Unbilled receivables are included in accounts receivable and represent the excess of scheduled rental income recognized on a straight-line basis over rental income as it becomes receivable according to the provisions of the lease. The effect of lease modifications that result in rent relief or other credits to tenants, including any retroactive effects relating to prior periods, are recognized in the period when the lease modification is signed. At the time of the lease modification, we assess the realizability of any accrued but unpaid rent and amounts that had been recognized as revenue in prior periods. As lessor, we have elected to combine the lease components (base rent), non-lease components (reimbursements of common area maintenance expenses) and reimbursements of real estate taxes and account for the components as a single lease component in accordance with ASC 842. If the amounts are not determined to be realizable, the accrued but unpaid rent is written off. Accounts receivable are recognized in accordance with lease agreements at its net realizable value. Rental payments received in advance are deferred until earned.

In April 2020, the Financial Accounting Standards Board issued a Staff Q&A on accounting for leases during the COVID-19 pandemic, focused on the application of lease guidance in ASC Topic 842, Leases ("ASC 842"). The Q&A states that it would be acceptable to make a policy election regarding rent concessions resulting from COVID-19, which would not require entities to account for these rent concessions as lease modifications under certain conditions. Entities making the election will continue to recognize rental revenue on a straight-line basis for qualifying concessions. Rent deferrals would result in an increase to accounts receivable during the deferral period with no impact on rental revenue recognition. The Company elected this policy during the year ended July 31, 2020. Rent deferrals included in receivables were $0 and $50,000 as of July 31, 2024 and 2023, respectively.

Leases – Lessee

The Company determines if an arrangement is a lease at inception. With the adoption of ASC 842, operating leases are included in operating lease right-of-use assets and operating lease liabilities on the Company's consolidated balance sheets.

Operating lease right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Taxes

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals, reserves and net operating loss carry forwards which currently are not deductible for tax purposes. Deferred tax liabilities result principally from temporary differences in the recognition of unrealized gains and losses from certain investments and from the use, for tax purposes, of accelerated depreciation. Deferred tax assets and liabilities are offset for each jurisdiction and are presented net on the consolidated balance sheets.

The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Actual income taxes could vary from these estimates due to future changes in income tax law or results from the final review of tax returns by federal, state or city tax authorities. Financial statement effects on tax positions are recognized in the period in which it is more likely than not that the position will be sustained upon examination, the position is effectively settled or when the statute of limitations to challenge the position has expired. Interest and penalties, if any, related to unrecognized tax benefits are recorded as interest expense and administrative and general expenses, respectively.

Loss Per Share of Common Stock

Loss per share has been computed by dividing net loss for the year by the weighted average number of shares of common stock issued and outstanding during the year, adjusted for the purchase of treasury stock. Shares used in computing income loss per share were 2,015,780 in fiscal years 2024 and 2023.

2. MARKETABLE SECURITIES:

The Company's remaining marketable securities consisting of investments in equity securities and mutual funds were sold in May 2024. Net realized gain on the sale of marketable securities for the year ended July 31, 2024, including liquidation of the remaining marketable securities in May 2024 aggregated $124,907, with proceeds of $2,544,927.

As of July 31, 2024 and 2023, the Company's marketable securities were classified as follows:

| | July 31, 2024 | | | | July 31, 2023 | | | |
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:								
Mutual funds	$—	$—	$—	$—	$ 595,166	$ 301,007	$—	$ 896,173
Equity securities.	—	—	—	—	904,981	499,287	—	1,404,268
	$—	$—	$—	$—	$ 1,500,147	$ 800,294	$—	$2,300,441

Investment income (loss) for the years ended July 31, 2024 and 2023 consists of the following:

	2024	2023
Dividend and interest income	$ 87,922	$ 98,335
Net realized gain on sale of marketable securities	124,907	130,009
Net unrealized (loss) on marketable securities	—	(366,206)
Total	$ 212,829	$(137,862)

3. LONG-TERM DEBT—MORTGAGES:

| | Current Annual Interest Rate | Final Payment Date | Years Ended July 31, | |
			2024	2023
Mortgage:				
Bond St. land and building, Brooklyn, NY (1) . . .	4.375%	12/1/2024	$ 497,045	$1,653,117
Fishkill land and building (2)	3.980%	4/1/2025	3,393,720	3,545,719
Deferred financing costs			(16,519)	(54,631)
Total			$3,874,246	$5,144,205

(1) In November 2019, the Company refinanced the remaining balance of a $6,000,000, 3.54% interest rate loan with another bank for $5,255,920 plus an additional $144,080 for a total of $5,400,000. The interest rate on the new loan is fixed at 4.375%. The loan is self-liquidating over a period of five years and secured by the Nine Bond Street land and building in Brooklyn, New York.

(2) In March 2020, the Company obtained a loan with a bank in the amount of $4,000,000 to finance renovations and brokerage commissions relating to space leased to a community college at the Fishkill, New York building. The loan is secured by the Fishkill, New York land and building; amortized over a 20-year period with an interest rate of 3.98%. Effective any time after April 1, 2025 through April 1, 2040, the bank may demand a balloon payment for the full amount outstanding. The Company plans to refinance the mortgage effective April 1, 2025, however, the bank is under no obligation to refinance if or when a balloon payment comes due upon demand.

Expenditures for additions and major renewals or improvements are capitalized along with the associated interest cost during construction. Interest expense, net of capitalized interest follows:

| | Year Ended July 31 | |
	2024	2023
Interest expense	$(221,902)	$(278,241)
Capitalized interest	85,610	47,472
Interest expense, net of capitalized interest	$(136,292)	$(230,769)

Maturities of long-term mortgages outstanding at July 31, 2024 are as follows:

Year Ended July 31:	Amount
2025	$3,890,765
Deferred financing costs	(16,519)
Total	$3,874,246

The carrying value of the property collateralizing the above debt is $34,709,092 at July 31, 2024.

4. OPERATING LEASES:

Lessor

The Company leases office and retail space to tenants under operating leases in commercial buildings. The rental terms range from approximately 5 to 49 years. The leases provide for the payment of fixed base rent payable monthly in advance as well as reimbursements of real estate taxes and common area costs. The Company has elected to account for lease revenues and the reimbursements of common area costs as a single component included as rental income in our consolidated statements of operations.

The following table disaggregates the Company's revenues by lease and non-lease components:

| | Years Ended July 31, | |
	2024	2023
Base rent – fixed	$19,762,211	$20,541,387
Reimbursements of common area costs	771,496	936,438
Non-lease components (real estate taxes)	1,059,557	1,098,630
Rental income	$21,593,264	$22,576,455

| | Years Ended July 31, | |
	2024	2023
Base rent – fixed		
Company owned property	$13,107,528	$13,856,697
Leased property	6,654,683	6,684,690
	19,762,211	20,541,387
Reimbursements of common area costs & Non lease components (real estate taxes)		
Company owned property	1,127,841	1,322,923
Leased property	703,212	712,145
	1,831,053	2,035,068
Total	$21,593,264	$22,576,455

Future minimum non-cancelable rental income for leases with initial or remaining terms of one year or more is as follows:

Year Ended July 31,	Company Owned Property	Leased Property	Total
2025	$11,482,260	$ 6,022,977	$17,505,237
2026	8,397,838	4,460,999	12,858,837
2027	7,081,987	4,114,812	11,196,799
2028	6,244,415	4,068,938	10,313,353
2029	5,651,205	3,243,914	8,895,119
After 2029	21,719,199	6,422,863	28,142,062
Total	$60,576,904	$28,334,503	$88,911,407

Lessee

The Company's real estate operations include leased properties under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2073, including options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements.

In April 2023, the Company exercised one of four five-year option periods with its landlord to extend the Jamaica Avenue at 169th Street, Jamaica, New York property lease beyond May 31, 2030 for a total of five years through May 31, 2035. The effect of the five-year lease extension on the measurement of operating right-of-use assets, liabilities, and monthly rent expense follows:

	Jamaica Avenue at 169th Street		
	Increase in Operating Lease Right-of-Use Asset	Increase in Operating Lease Liability	Decrease in Monthly Rent Expense
Remeasurement change resulting from April 2023 lease extension	$1,201,952	$1,201,952	$(30,563)

As of July 31, 2024, it is not reasonably certain the remaining three options to extend the lease from May 31, 2035 to May 31, 2050 will be exercised by the Company. The landlord is Weinstein Enterprises, Inc., an affiliated company principally owned by the Chairman of the Board of Directors who also principally owns the Company.

Operating lease costs for leased real property was exceeded by sublease rental income from the Company's real estate operations as follows:

	Years Ended July 31,	
	2024	2023
Sublease income	$ 7,357,895	$ 7,396,835
Operating lease cost	(2,996,055)	(3,239,348)
Excess of sublease income over lease cost	$ 4,361,840	$ 4,157,487

	Years Ended July 31,	
	2024	2023
Other information:		
Operating cash flows from operating leases	$ 2,150,129	$ 2,132,945

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of July 31, 2024:

Year ended July 31	Operating Leases
2025	$ 2,167,284
2026	2,237,257
2027	2,328,731
2028	2,349,076
2029	2,370,098
Thereafter	21,662,828
Total undiscounted cash flows	33,115,274
Less: present value discount	(7,805,549)
Total Lease Liabilities	$25,309,725

As of July 31, 2024, our operating leases had a weighted average remaining lease term of 15.87 years and a weighted average discount rate of 3.67%.

5. INCOME TAX:

Income taxes provided for the years ended July 31, 2024 and 2023 consist of the following:

	2024	2023
Current:		
Federal	$ —	$ —
Deferred taxes (benefit):		
Federal	(90,000)	(33,000)
State	(47,000)	(29,000)
Income tax provision (benefit)	$(137,000)	$ (62,000)

Taxes provided for the years ended July 31, 2024 and 2023 differ from amounts which would result from applying the federal statutory tax rate to pre-tax income, as follows:

	2024	2023
Loss before income taxes	$(543,568)	$ (144,964)
Other-net	(15,521)	(26,852)
Adjusted pre-tax loss	$(559,089)	$ (171,816)
Statutory rate	21.00%	21.00%
Income tax provision (benefit) at statutory rate	$(117,409)	$ (36,081)
State deferred income taxes (benefit)	(47,000)	(29,000)
Other-net	27,409	3,081
Income tax provision (benefit)	$(137,000)	$ (62,000)

The Company has a federal net operating loss carryforward approximating $10,173,000 and $9,172,000 as of July 31, 2024 and July 31, 2023, respectively, available to offset future taxable income. As of July 31, 2024 and 2023, the Company had unused net operating loss carryforwards of approximately $14,290,000 for state, and $10,218,000 for city, available to offset future taxable income. The net operating loss carryforwards will begin to expire, if not used, in 2035.

New York State and New York City taxes are calculated using the higher of taxes based on income or the respective capital based franchise taxes. Beginning with the Company's tax year ended July 31, 2025, changes in the law required the state capital based tax will be phased out. New York City taxes will be based on capital for the foreseeable future. Capital-based franchise taxes are recorded to administrative and general expense. State tax amounts in excess of the capital-based franchise taxes are recorded to income tax expenses. Due to both the application of the capital-based tax and due to the possible absence of city taxable income, the Company does not record city deferred taxes.

Generally, tax returns filed are subject to audit for three years by the appropriate taxing jurisdictions. The statute of limitations in each of the state jurisdictions in which the Company operates remain open until the years are settled for federal income tax purposes, at which time amended state income tax returns reflecting all federal income tax adjustments are filed. In July, 2024, the Internal Revenue Service initiated a one year examination of the tax year ending July 31, 2022. Subsequent year(s) may also be subject to examination depending upon the outcome of the current examination. The Company does not expect the income tax audit in progress to have a material impact on the consolidated financial statements.

Significant components of the Company's deferred tax assets and liabilities as of July 31, 2024 and 2023 are a result of temporary differences related to the items described as follows:

	2024		2023	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Rental income received in advance	$ 180,818	$ —	$ 150,864	$ —
Operating lease liabilities.	7,005,732	—	7,338,553	—
Federal net operating loss carryforward	2,136,250	—	1,929,890	—
State net operating loss carryforward	954,564	—	829,669	—
Unbilled receivables	—	839,286	—	729,375
Property and equipment	—	5,569,384	—	5,065,135
Unrealized loss on marketable securities.	—	—	—	221,521
Operating lease right-of-use assets.	—	7,990,330	—	8,556,969
Other.	28,636	—	94,024	—
	$10,306,000	$14,399,000	$10,343,000	$14,573,000
Net deferred tax liability.		$ 4,093,000		$ 4,230,000

Management periodically assesses the realization of its net deferred tax assets by evaluating all available evidence, both positive and negative, associated with the Company and determining whether, based on the weight of that associated evidence, a valuation allowance for the deferred tax assets is needed. Based on this analysis, management has determined that it is more likely than not that future taxable income will be sufficient to fully utilize the federal and state deferred tax assets at July 31, 2024.

Components of the deferred tax provision (benefit) for the years ended July 31, 2024 and 2023 consist of the following:

	2024	2023
Book depreciation exceeding tax depreciation	$ 504,386	$ 14,000
Reserve for bad debts	61,355	35,255
Lease expense per book in excess of cash paid	(233,818)	(301,218)
Federal net operating loss carryforward	(206,360)	189,665
State net operating loss carryforward	(124,894)	(18,725)
Rental income received in advance	(29,954)	14,120
Unbilled receivables	109,911	106,158
Other.	(217,626)	(101,255)
	$(137,000)	$ (62,000)

6. EMPLOYEES' RETIREMENT PLANS:

The Company sponsors a non-contributory Money Purchase Plan covering substantially all of its non-union employees. Operations were charged $493,263 and $471,087 as contributions to the Plan for fiscal years 2024 and 2023, respectively.

MULTI-EMPLOYER PLAN:

The Company contributes to a union sponsored multi-employer pension plan covering its union employees. The Company contributions to the pension plan for the years ended July 31, 2024 and 2023 were $94,110 and $117,494, respectively. Contributions and costs are determined in accordance with the provisions of negotiated labor contracts or terms of the plan. The Company also contributes to a union sponsored health benefit plan.

CONTINGENT LIABILITY FOR PENSION PLANS:

Information as to the Company's portion of accumulated plan benefits and plan assets is not reported separately by the pension plan. Under the Employee Retirement Income Security Act, upon withdrawal from a multi-employer benefit plan, an employer is required to continue to pay its proportionate share of the plan's unfunded vested benefits, if any. Any liability under this provision cannot be determined: however, the Company has not made a decision to withdraw from the plan. Information for contributing employer's participation in the multi-employer plan:

	United Food and Commercial Workers
Legal name of Plan:	Local 888 Pension Fund
Employer identification number:	13-6367793
Plan number:	001
Date of most recent Form 5500:	December 31, 2022
Certified zone status:	Critical and declining status
Status determination date:	January 1, 2022
Plan used extended amortization provisions in status calculation:	Yes
Minimum required contribution:	Yes
Employer contributing greater than 5% of Plan contributions for year ended December 31, 2021:	Yes
Rehabilitation plan implemented:	Yes
Employer subject to surcharge:	Yes
Contract expiration date:	November 30, 2025

Under the pension fund's rehabilitation plan expiring November 30, 2025, the Company agreed to pay a minimum contribution rate equal to 20.16% of each covered employee's pay. The contract also covers rates of pay, hours of employment and other conditions of employment for approximately 21% of the Company's 28 employees. The Company considers that its labor relations with its employees and union are good.

7. CASH FLOW INFORMATION:

For purposes of reporting cash flows, the Company considers cash equivalents to consist of short-term highly liquid investments with maturities of three months or less, which are readily convertible into cash. The following is a reconciliation of the Company's cash and cash equivalents and restricted cash to the total presented on the consolidated statements of cash flows:

	July 31	
	2024	2023
Cash and cash equivalents	$1,243,977	$1,215,921
Restricted cash, tenant security deposits	938,580	898,791
Restricted cash, escrow	71,784	71,763
Restricted cash, other	31,260	31,260
	$2,285,601	$2,217,735

Amounts in restricted cash primarily consist of cash held in bank accounts for tenant security deposits, amounts set aside in accordance with certain loan agreements, and security deposits with landlords and utility companies.

Supplemental disclosure:

	July 31,	
	2024	2023
Cash Flow Information		
Interest paid, net of capitalized interest of $85,610 (2024), and $47,472 (2023)	$141,975	$ 234,596
Income tax (refunded)	—	—
Non-cash information		
Recognition of operating lease right-of-use assets	—	$1,201,952
Recognition of operating lease liabilities	—	1,201,952

8. INSTRUMENTS AND CREDIT RISK CONCENTRATIONS:

The following disclosure of estimated fair value was determined by the Company using available market information and appropriate valuation methods. Considerable judgment is necessary to develop estimates of fair value. The estimates presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments.

The Company estimates the fair value of its financial instruments using the following methods and assumptions: (i) quoted market prices, when available, are used to estimate the fair value of investments in marketable debt and equity securities; (ii) discounted cash flow analyses are used to estimate the fair value of long-term debt, using the Company's estimate of current interest rates for similar debt; and (iii) carrying amounts in the consolidated balance sheet approximate fair value for cash and cash equivalents, restricted cash, and tenant security deposits due to their high liquidity.

	July 31, 2024		July 31, 2023	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$1,243,977	$1,243,977	$1,215,921	$1,215,921
Restricted cash	$1,041,624	$1,041,624	$1,001,814	$1,001,814
Marketable securities	$ —	$ —	$2,300,441	$2,300,441
Security deposit payable	$1,077,964	$1,077,964	$1,005,925	$1,005,925
Mortgages payable	$3,890,765	$3,212,060	$5,198,836	$4,558,652

Financial instruments that are potentially subject to concentrations of credit risk consist principally of restricted cash, cash and cash equivalents, and receivables. Restricted cash, cash and cash equivalents are placed with multiple financial institutions and instruments to minimize risk. No assurance can be made that such financial institutions and instruments will minimize all such risk.

As of July 31, 2024, three tenants accounted for approximately 51.45% and in 2023, four tenants accounted for approximately 60.61% of receivables. During the years ended July 31, 2024 and 2023, respectively, two tenants accounted for 27.54% and 29.43% of total rental revenue.

9. DEFERRED CHARGES:

Deferred charges for the fiscal years ended July 31, 2024 and 2023 consist of the following:

	July 31, 2024		July 31, 2023	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Leasing brokerage commissions	$6,350,308	$2,794,954	$5,471,610	$2,253,786
Professional fees for leasing	81,826	56,595	127,810	94,934
Total	$6,432,134	$2,851,549	$5,599,420	$2,348,720

The aggregate amortization expense for the periods ended July 31, 2024 and July 31, 2023 were $502,829, and $452,781, respectively.

The weighted average life of current year additions to deferred charges was approximately nine years.

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Year Ended July 31	Amortization
2025	$467,022
2026	$426,170
2027	$366,528
2028	$358,132
2029	$322,907

10. RELATED PARTY TRANSACTIONS:

The Company has two operating leases with Weinstein Enterprises, Inc. ("Landlord"), an affiliated company, principally owned by the Chairman of the Board of Directors of both the Company and Landlord. One lease is for building, improvements, and land located at Jamaica Avenue at 169th Street, Jamaica, New York. Another lease is for premises located at 504-506 Fulton Street, Brooklyn, New York.

In April 2023, the Company exercised one of four five-year option periods with its Landlord to extend the Jamaica Avenue at 169th Street, Jamaica, New York property lease beyond May 31, 2030 for a total of five years through May 31, 2035. As of July 31, 2024, it is not reasonably certain the remaining three options to extend the lease from May 31, 2035 to May 31, 2050 will be exercised by the Company.

Rent payments and expense relating to these two operating leases with Landlord follow:

	Rent Payments Year Ended July 31		Rent Expense Year Ended July 31	
Property	2024	2023	2024	2023
Jamaica Avenue at 169th Street	$625,000	$625,000	$1,150,682	$1,395,185
504-506 Fulton Street	362,250	362,250	381,195	381,195
Total	$987,250	$987,250	$1,531,877	$1,776,380

The following summarizes assets and liabilities related to these two leases:

	Right-Of-Use Assets July 31		Liabilities July 31		
Property	2024	2023	2024	2023	Expiration Date
Jamaica Avenue at 169th Street	$10,600,247	$11,430,657	$4,905,360	$5,210,087	**May 31, 2035**
504-506 Fulton Street	2,167,727	2,431,554	2,311,539	2,556,421	**April 30, 2031**
Total	$12,767,974	$13,862,211	$7,216,899	$7,766,508	

Upon termination of the Jamaica, New York lease, currently in 2035, all premises included in operating lease right-of-use assets plus leasehold improvements will be turned over to the Landlord.

11. CAPITALIZATION:

The Company is capitalized entirely through common stock with identical voting rights and rights to liquidation. Treasury stock is recorded at cost and consists of 162,517 shares at July 31, 2024 and July 31, 2023.

12. CONTINGENCIES:

The Company is subject to various legal proceedings, claims, and litigation arising in the ordinary course of business operations. These matters include, but are not limited to, contractual disputes, third party slip and fall or personal injury claims which are typically handled by insurance counsel. It is the opinion of management that the resolution of these matters will not have a material adverse effect on the Company's Consolidated Financial Statements.

If the Company sells, transfers, disposes of or demolishes 25 Elm Place, Brooklyn, New York, then the Company may be liable to create a condominium unit for the loading dock. The necessity of creating the condominium unit and the cost of such condominium unit cannot be determined at this time.

J.W. MAYS, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
July 31, 2024

Col. A	Col. B	Col. C		Col. D		Col. E			Col. F	Col. G	Col. H	Col. I
		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Gross Amount at Which Carried At Close of Period						Life on Which Depreciation in Latest Income Statement is Computed
Description	Encumbrances	Land	Building & Improvements	Improvements	Carried Cost	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	
Office and Rental Buildings												
Brooklyn, New York												
Fulton Street at Bond Street	$ 497,045	$3,901,349	$ 7,403,468	$26,730,537	$—	$3,901,349	$34,134,005	$38,035,354	$17,040,480	Various	Various	(1)(2)
Jamaica, New York Jamaica												
Avenue at 169th Street	—	—	—	688,744	—	—	688,744	688,744	177,597	1959	1959	(3)
Fishkill, New York Route 9 at												
Interstate Highway 84	3,393,720	594,723	7,212,116	16,741,557	—	594,723	23,953,673	24,548,396	10,834,178	10/74	11/72	(1)
Brooklyn, New York Jowein Building Fulton Street and Elm Place	—	1,324,957	728,327	17,595,368	—	1,324,957	18,323,695	19,648,652	8,044,923	1915	1950	(1)(2)
Levittown, New York												
Hempstead Turnpike	—	125,927	—	—	—	125,927	—	125,927	—	4/69	6/62	(1)
Circleville, Ohio Tarlton Road	—	120,849	4,388,456	113,620	—	120,849	4,502,076	4,622,925	3,476,843	9/92	12/92	(1)
Total(A)	$3,890,765	$6,067,805	$19,732,367	$61,869,826	$—	$6,067,805	$81,602,193	$87,669,998	$39,574,021			

(1) Building and improvements — 18—40 years
(2) Improvements to leased property — 3—40 years
(3) Upon lease termination in 2035, the building and all improvements will be turned over to the landlord as property owner (See Notes 1 and 10 to the Accompanying Consolidated Financial Statements). Leasehold improvements are amortized over the life of the lease.
(A) Does not include Office Furniture and Equipment and Transportation Equipment in the amount of $295,156 and Accumulated Depreciation thereon of $229,353 at July 31, 2024.

	Year Ended July 31,	
	2024	**2023**
Investment in Real Estate		
Balance at Beginning of Year	$85,185,857	$84,139,551
Improvements	2,484,141	1,046,306
Retirements	—	—
Balance at End of Year	$87,669,998	$85,185,857
Accumulated Depreciation		
Balance at Beginning of Year	$37,885,631	$36,244,642
Additions Charged to Costs and Expenses	1,688,390	1,640,989
Retirements	—	—
Balance at End of Year	$39,574,021	$37,885,631

18

J.W. MAYS, INC.

REPORT OF MANAGEMENT

Management is responsible for the preparation and reliability of the financial statements and the other financial information in this Annual Report. Management has established systems of internal control over financial reporting designed to provide reasonable assurance that the financial records used for preparing financial statements are reliable and reflect the transactions of the Company and that established policies and procedures are carefully followed. The Company reviews, modifies and improves its system of internal controls in response to changes in operations.

The Board of Directors, acting through the Audit Committee, which is comprised solely of independent directors who are not employees of the Company, oversees the financial reporting process. The financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America and include amounts based on judgments and estimates made by management. Actual results could differ from estimated amounts.

To ensure complete independence, Prager Metis CPAs, LLC, the independent registered public accounting firm, has full and free access to meet with the Audit Committee, without management representatives present, to discuss results of the audit, the adequacy of internal controls and the quality of financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
J.W. Mays, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of J.W. Mays, Inc. (the "Company") as of July 31, 2024 and 2023, and the related consolidated statements of operations, changes in shareholders equity and cash flows for the years ended July 31, 2024 and 2023, and related notes and financial statement schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended July 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Valuation of Impairment of Properties

Critical Audit Matter Description

As described in Note 1 to the financial statements, the Company reviews its owned and leased property for potential impairment when certain events or changes in circumstances indicate the carrying amount may not be recoverable. Those events and circumstances include, but are not limited to, significant changes in real estate market conditions, estimated residual values, and an expectation to sell assets before the end of the previously estimated life. In evaluating property and equipment for indicators of impairment, management considers undiscounted future cash flows, including the residual value of the real estate, with the carrying amount of the individual asset. Considering estimated future cash flows requires management to make assumptions about the probabilities of various outcomes relating to market conditions, estimated holding periods, capitalization rates, and potential proceeds if a property was sold. We identified the evaluation of impairment of properties as a critical audit matter.

The principal consideration for our determination that the evaluation of impairment was a critical audit matter was a higher risk of estimation uncertainty due to sensitivity of management judgments not only regarding indicators of impairment but also regarding estimates and assumptions utilized in considering cash flows for cost recoverability and making fair value measurements.

How the Critical Audit Matter was addressed in Our Audit

Our audit procedures related to the evaluation of impairment included the following, among others. We obtained an understanding of the relevant controls over management's evaluation of potential property impairments, such as controls over the Company's monitoring of the property, controls over the Company's consideration of future cash flows, and controls over the Company's estimates of fair value. In consideration of impairment indicator criteria established in management's accounting policies over impairment, we evaluated the completeness of the population of properties requiring further analysis. We examined and evaluated the Company's undiscounted cash flows and estimates of fair value over properties identified for potential impairment. We evaluated the reasonableness of the methods and significant assumptions used, including probabilities of outcomes, holding periods, capitalization rates, and potential proceeds if a property was sold. We evaluated these items in comparison with historical performance of the impacted properties and with comparable observable market data. Our assessment included evaluation of these assumptions, and we considered whether such assumptions were consistent with evidence obtained in other areas of the audit.

/s/ Prager Metis CPAs, LLC

We have served as the Company's auditor since 2020.

Hackensack, New Jersey
October 23, 2024
PCAOB ID Number 273

J.W. MAYS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes thereto contained in this report. In this discussion, the words "Company", "we", "our" and "us" refer to J.W. Mays, Inc. and subsidiaries.

FORWARD LOOKING STATEMENTS

The following can be interpreted as including forward-looking statements under the Private Securities Litigation Reform Act of 1995. The words "outlook", "intend", "plans", "efforts", "anticipates", "believes", "expects" or words of similar import typically identify such statements. Various important factors that could cause actual results to differ materially from those expressed in the forward-looking statements are identified under the heading "Cautionary Statement Regarding Forward-Looking Statements" below. Our actual results may vary significantly from the results contemplated by these forward-looking statements based on a number of factors including, but not limited to, availability of labor, marketing success, competitive conditions and the change in economic conditions of the various markets we serve.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are defined as those most important to the portrayal of a company's financial condition and results and require the most difficult, subjective or complex judgments. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of revenues, and expenses during the reporting period and related disclosure of contingent assets and liabilities. We believe the critical accounting policies in Note 1 affect our more significant judgments and estimates used in the preparation of our financial statements. Estimates are based on historical experience, where applicable or other assumptions that management believes are reasonable under the circumstances. We have identified the policies described below as our critical accounting policies. Actual results may differ from these estimates under different assumptions and conditions.

Impairment

The Company periodically reviews owned and leased properties, including related long lived assets and depreciable lives, for indicators of impairment that imply the carrying amount of assets may not be recoverable through operations plus estimated disposition proceeds. Such indicators of impairment include, but are not limited to, significant changes in real estate market conditions resulting in decreases in estimated fair values of properties or assets, changes in business conditions in the industries in which our tenants operate, and other significant or unusual events or circumstances which may occur from time to time.

If indicators of impairment existed, the carrying value of the property would be written down to its estimated fair value based on our best estimate of the property's discounted future cash flows.

As of July 31, 2024 and 2023, the Company has determined there was no impairment of its owned and leased properties, and the related carrying values, including depreciable lives.

FISCAL 2024 COMPARED TO FISCAL 2023

Net loss for the year ended July 31, 2024 amounted to $(406,568) or $(.20) per share, compared to net loss for the year ended July 31, 2023 of $(82,964) or $(.04) per share primarily due to a decrease in rental income; partially offset by a decrease in real estate operating expenses, a decrease in interest expense, net of capitalized interest, and a realized gain on the sale of marketable securities.

Revenues in the current year decreased to $21,593,264 from $22,576,455 in the comparable 2023 year primarily due to the loss of a tenant who agreed to terminate their lease effective March 31, 2023, decrease in rent revenue from two tenants occupying less space compared to the prior year: partially offset by rent increases from existing tenants and new leases from several new tenants.

Real estate operating expenses in the current year decreased to $15,151,406 from $15,383,378 in the comparable 2023 year primarily due to decreases in rent expense for the Jamaica, New York lease, maintenance expense, and employee payroll costs; partially offset by increases in real estate taxes and insurance expense.

Administrative and general expenses in the current year increased to $5,336,672 from $5,280,853 in the comparable 2023 year primarily due to higher legal and professional fees, less recoveries of bad debt in the current period, as recoveries resulting from the COVID-19 pandemic are now mostly complete; offset by reductions in payroll and benefit costs in the current period.

Depreciation expense in the current year increased to $1,725,291 from $1,688,557 in the comparable 2023 year primarily from improvements completed over the last two years at the Company's various buildings.

Other income (loss) and interest expense of $76,537 improved significantly in the current year from $(368,631) in the comparable 2023 year. Net realized gain on the sale of marketable securities for the year ended July 31, 2024, including liquidation of the remaining marketable securities in May 2024, aggregated $124,907. In addition, the Company had less interest expense, net of capitalized interest in the current year due to a reduction in mortgages payable balance from the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Commercial Leasing Activities

In August 2023, a tenant who occupies 22,045 square feet at the Company's Jamaica, New York premises renewed its lease for another five-year term through September 30, 2028. Brokerage commissions were $128,021.

In September 2023, the Company extended a lease of approximately 8,000 square feet at the Company's Jowein building in Brooklyn, New York for office space for five years expiring June 30, 2028 with annual rent of $304,000.

In September 2023, the Company extended a lease of approximately 500 square feet at the Company's Jowein building in Brooklyn, New York for office space for two years expiring October 31, 2028.

In September 2023, the Company leased approximately 25,000 square feet at the Company's Fishkill, New York building for use as storage space for four months expiring December 31, 2023. Total rent of $162,363 was prepaid at lease commencement and was being amortized as revenue over the entire term of the lease.

In November 2023, a tenant who occupies 785 square feet at the Company's 9 Bond Street building in Brooklyn, New York premises renewed its lease for another two-year term through January 31, 2026.

In November 2023, the Company leased approximately 1,600 square feet to a restaurant at the Company's 9 Bond Street building in Brooklyn, New York for ten years from rent commencement anticipated December 1, 2024, with two options for an additional five years. The costs of renovations for this tenant are expected to be approximately $1,000,000. Brokerage commissions were $95,760.

In December 2023, the Company extended a lease with an office tenant at the Company's Jamaica, New York premises for ten years expiring November 30, 2033, including a space reduction from 46,421 to 23,210 square feet. The annual base rent of $653,968 (reduced from $1,098,500) commences after renovations are complete. Renovations are expected to be completed in the summer of 2024 at an approximate cost of $1,300,000. Once renovations are complete, additional rent of $156,000 will be paid annually over ten years. Brokerage commissions were $365,755.

In December 2023, the Company leased approximately 5,632 square feet at the Company's 9 Bond Street building in Brooklyn, New York to an office tenant, rent commencing on May 1, 2024 for a term of ten years through May 1, 2034. There are two renewal options for an additional five years. The costs of renovations for this tenant were approximately $100,000. Brokerage commissions were $50,714.

In March 2024, the Company leased 5,800 square feet to an office tenant at the Company's Jowein building in Brooklyn, New York for a term of eighteen months with monthly rent of $17,883 commenced April 1, 2024 through March 31, 2025; increasing to monthly payments of $18,420 beginning April 1, 2025 through August 31, 2025. There is a renewal option for six months. Brokerage commissions were $10,730.

In April 2024, a tenant who occupies warehouse space at the Company's building in Circleville, Ohio, exercised its option to reduce the size of the leased premises from 84,000 to 72,000 square feet. In May 2024, this same tenant exercised its option to reduce the size of the leased premises from 72,000 to 60,000 square feet. The annual rent reduction from 84,000 to 60,000 square feet will be approximately $74,000.

In June 2024, the Company extended a lease of approximately 2,000 square feet of office space at the Company's Jamaica, New York premises for one year expiring June 30, 2025 with rent annual rent of $64,000.

In July and August 2024, a tenant extended its leases for one year as follows:

(1)   25,423 square feet at the Company's 9 Bond Street building in Brooklyn, New York expiring September 30, 2025.

(2)   38,109 square feet at the Company's Jamaica, New York property expiring June 30, 2025.

Cash Flows:

The following table summarizes our cash flow activity for the fiscal years ended July 31, 2024 and 2023:

	2024	2023
Net cash provided by operating activities	$ 1,434,730	$ 2,221,910
Net cash (used) by investing activities	(58,793)	(821,876)
Net cash (used) by financing activities	(1,308,071)	(1,252,196)

Cash Flows From Operating Activities

Deferred Expenses: The Company incurred $832,714 for brokerage commissions during the year ended July 31, 2024. Commissions due were for two tenant renewals at the Company's Jamaica, New York property, one new tenant at the Jowein building in Brooklyn, New York, two new tenants at the 9 Bond Street building in Brooklyn, New York, and one tenant's continuance at the Levittown, New York property.

Accounts Payable and Accrued Expenses: The Company had a balance due on July 31, 2024 for brokerage commissions of $488,090.

Cash Flows From Investing Activities

The Company's remaining marketable securities consisting of investments in equity securities and mutual funds were sold in May 2024. Net realized gain on sale of marketable securities for the year ended July 31, 2024, including liquidation of the remaining marketable securities in May 2024, aggregated $124,907 with proceeds of $2,544,927.

During the year ended July 31, 2024, the Company had expenditures at its:

Fishkill, New York building of:

- $99,130 for a store front which was completed in August 2023.

- $94,691 for elevators.

9 Bond Street building in Brooklyn, New York of:

- $702,481 for façade restoration completed in April 2024.

- $98,794 for a new tenant's improvements which were completed in April 30, 2024.

- $904,562 for another new tenant's improvements as of July 31, 2024. Total improvements are expected to approximate $1,000,000 when complete.

The Company had expenditures of $64,573 for roof work at its 25 Bond Street building in Brooklyn, New York completed in January 2024.

Expenditures at the Company's Jowein building in Brooklyn, New York included:

- $121,787 improvements for steel work completed in July 2024

- $25,593 for a boiler

- $158,145 for scaffolding relating to façade restoration

Costs incurred for tenant improvements at the Company's Jamaica, New York premises were:

- Improvements of $41,385 anticipated to be completed in the fall 2024 at a total cost of approximately $1,300,000.

- Improvements of $173,000 completed in January 2024.

Source of Funds; Cash Flows from Financing Activities; Company Indebtedness

Including the estimated costs to complete improvements mentioned above, the Company anticipates incurring an additional $2.2 million in capital expenditures over the next twelve months ending July 31, 2025. The Company's primary source of liquidity is 1) cash provided by operations, and 2) borrowings. Total liquidity as of July 31, 2024 consists of cash and cash equivalents of $1,243,977. Total liquidity includes proceeds from fixed rate borrowings as of July 31, 2024. In addition, the Company's plans include securing an additional line of credit, if needed, with an affiliated entity, Weinstein Enterprises, Inc. ("Weinstein"), principally owned by the Chairman of the Board of Directors of both the Company and Weinstein.

To obtain more favorable terms, the Company plans to refinance an existing $3,393,720 mortgage. Currently, anytime after April 1, 2025 through April 1, 2040, the bank may demand a balloon payment for the full amount outstanding. For a more detailed description of the Company's indebtedness, see Note 3 to the Consolidated Financial Statements contained in this 2024 Annual Report to Shareholders.

We believe our sources of liquidity described above will be sufficient to meet our obligations as of July 31, 2024, and over the next 12 months.

Future Liquidity

The Company's ability to increase cash flows from operations, and to obtain additional sources of borrowings is dependent on many factors such as the continuously evolving local and macroeconomic commercial real estate markets, the effects of the overall economy, fluctuating interest rates, inflation, trends of office versus remote work practices, city & state regulations, and increasing real estate tax assessments. There is no assurance the Company will be successful in securing additional sources of financing when needed.

RELATED PARTY TRANSACTIONS:

The Company has two operating leases with Weinstein Enterprises, Inc. ("Landlord"), an affiliated company, principally owned by the Chairman of the Board of Directors of both the Company and Landlord. One lease is for building, improvements, and land located at Jamaica Avenue at 169th Street, Jamaica, New York. Another lease is for premises located at 504-506 Fulton Street, Brooklyn, New York.

In April 2023, the Company exercised one of four five-year option periods with its Landlord to extend the Jamaica Avenue at 169th Street, Jamaica, New York property lease beyond May 31, 2030 for a total of five years through May 31, 2035. As of July 31, 2024, it is not reasonably certain the remaining three options to extend the lease from May 31, 2035 to May 31, 2050 will be exercised by the Company.

Rent payments and expense relating to these two operating leases with Landlord follow:

| | Rent Payments | | Rent Expense | |
| | Year Ended July 31 | | Year Ended July 31 | |
Property	2024	2023	2024	2023
Jamaica Avenue at 169th Street	$625,000	$625,000	$1,150,682	$1,395,185
504-506 Fulton Street	362,250	362,250	381,195	381,195
Total	$987,250	$987,250	$1,531,877	$1,776,380

The following summarizes assets and liabilities related to these two leases:

| | Right-Of-Use Assets | | Liabilities | | |
| | July 31 | | July 31 | | |
Property	2024	2023	2024	2023	Expiration Date
Jamaica Avenue at 169th Street	$10,600,247	$11,430,657	$4,905,360	$5,210,087	**May 31, 2035**
504-506 Fulton Street	2,167,727	2,431,554	2,311,539	2,556,421	**April 30, 2031**
Total	$12,767,974	$13,862,211	$7,216,899	$7,766,508	

Upon termination of the Jamaica, New York lease, currently in 2035, all premises included in operating lease right-of-use assets plus leasehold improvements will be turned over to the Landlord.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS:

This section, Management's Discussion and Analysis of Financial Condition and Results of Operations, other sections of the Annual Report on Form 10-K and this Annual Report to Shareholders and other reports and verbal statements made by our representatives from time to time may contain forward-looking statements that are based on our assumptions, expectations and projections about us and the real estate industry. These include statements regarding our expectations about revenues, our liquidity, or expenses and our continued growth, among others. Such forward-looking statements by their nature involve a degree of risk and uncertainty. We caution that a variety of factors, including but not limited to the factors described under Item 1A, "Risk Factors" in our Form 10-K for the fiscal year ended July 31, 2024 and the following, could cause business conditions and our results to differ materially from what is contained in forward-looking statements:

- changes in the rate of economic growth, and interest rates both nationally and locally;

- the ability to obtain additional financing at reasonable costs and interest rates;

- changes in the financial condition of our customers;

- changes in the regulatory environment and particularly burdens of increasing local, state, and federal requirements and taxes;

- lease cancellations and particularly loss of key tenants;

- changes in our estimates of costs;

- loss of key personnel;

- war and/or terrorist attacks could significantly impact buildings leased to tenants;

- the continued availability of insurance for various policies at reasonable rates;

- outcomes of pending and future litigation;

- increasing competition by other companies;

- compliance with our loan covenants;

- climate change;

- recoverability of claims against our customers and others by us and claims by third parties against us;

- changes in estimates used in our critical accounting policies;

- cybersecurity theats or incidents; and

- pandemics and the related trends of office versus remote work practices.

Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in proxy statements, Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Current Reports on Form 8-K filed with the U. S. Securities and Exchange Commission.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are no disagreements between the Company and its accountants relating to accounting or financial disclosures.

CONTROLS AND PROCEDURES:

The Company's management reviewed the Company's internal controls and procedures and the effectiveness of these controls. As of July 31, 2024, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in its periodic SEC filings.

There was no change in the Company's internal controls over financial reporting or in other factors during the Company's last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

COMMON STOCK INFORMATION:

Effective November 8, 1999, the Company's common stock commenced trading on The Nasdaq Capital Market tier of The Nasdaq Stock Market under the Symbol: "Mays". Such shares were previously traded on The Nasdaq National Market. Effective August 1, 2006, NASDAQ became operational as an exchange in NASDAQ-Listed Securities. It is now known as The NASDAQ Stock Market LLC.

On September 3, 2024, the Company had approximately 800 shareholders of record.

J.W. MAYS, INC.

OFFICERS

Lloyd J. Shulman	Chairman of the Board, Chief Executive Officer and President
Ward N. Lyke, Jr[5]	Vice President, Chief Financial Officer and Treasurer
George Silva	Vice President-Operations
Salvatore Cappuzzo	Secretary

BOARD OF DIRECTORS

Jennifer L. Caruso[3]	Practicing Attorney
Robert L. Ecker[2,3,4,6]	Partner in the law firm of Ecker, Ecker & Associates, LLP
Steven Gurney-Goldman[2,3]	Solil Management, LLC
Mark S. Greenblatt[3,5]	Retired Vice President, Chief Financial Officer and Treasurer, J.W. Mays, Inc.
Melinda L. Koster[2,3,4,6]	Practicing Attorney
Dean L. Ryder[1,2,3,4,6]	President, Putnam County National Bank
Lloyd J. Shulman[1,3]	Chairman of the Board, Chief Executive Officer and President, J.W. Mays, Inc.

Committee Assignments Key:

[1] Member of Executive Committee

[2] Member of Audit Committee

[3] Member of Investment Advisory Committee

[4] Member of Compensation Committee

[5] Member of Disclosure Committee

[6] Member of Governance and Nominating Committee

FORM 10-K ANNUAL REPORT

Copies of the Company's Form 10-K Annual Report to the U. S. Securities and Exchange Commission for the fiscal year ended July 31, 2024 will be furnished without charge to shareholders upon written request to:

Secretary, J.W. Mays, Inc.
9 Bond Street
Brooklyn, New York 11201-5805.

Copies of the Notice of Meeting, Proxy Statement, Proxy Card and Annual Report to Shareholders are available at: **http://www.astproxyportal.com/ast/03443**

EXHIBIT 31.1

EXHIBIT 31.1

CERTIFICATION

I, Lloyd J. Shulman, certify that:

1. I have reviewed this Annual Report on Form 10-K of J.W. Mays, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 24, 2024

/s/ LLOYD J. SHULMAN
LLOYD J. SHULMAN
Chief Executive Officer
and President

EXHIBIT 31.2

EXHIBIT 31.2

CERTIFICATION

I, Ward N. Lyke, Jr, certify that:

1. I have reviewed this Annual Report on Form 10-K of J.W. Mays, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 24, 2024

/s/ WARD N. LYKE, JR.
Vice President,
Chief Financial Officer
and Treasurer

EXHIBIT 32

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of J. W. Mays, Inc. (the "Company") on Form 10-K for the period ending July 31, 2024 as filed with the U. S. Securities and Exchange Commission (the "Report"), we, Lloyd J. Shulman and Ward N. Lyke, Jr., Chief Executive Officer and Chief Financial Officer, respectively, of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 24, 2024

/s/ LLOYD J. SHULMAN
LLOYD J. SHULMAN
Chief Executive Officer
and President

/s/ WARD N. LYKE, JR.
WARD N. LYKE, JR.
Vice President,
Chief Financial Officer
and Treasurer

A signed original of this written statement required by Section 906 has been provided to J.W. Mays, Inc. and will be retained by J.W. Mays, Inc. and furnished to the U. S. Securities and Exchange Commission or its staff upon request.

EXHIBIT 97

EXHIBIT 97

J.W. MAYS, INC. CLAWBACK POLICY

I. BACKGROUND

J.W. Mays, Inc. (the "Company") has adopted this policy ("Policy") to provide for the recovery or "clawback" of certain incentive compensation in the event of a Restatement. This Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of Section 10D of the Exchange Act, Rule 10D-1. Certain terms used in this Policy are defined in Section VIII. below.

II. STATEMENT OF POLICY

The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "Restatement").

The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under Section V. below.

III. SCOPE OF POLICY

A. ***Covered Persons and Recovery Period.*** This Policy applies to Incentive-Based Compensation received by a person:

- after beginning service as an Executive Officer,

- who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,

- while the Company has a class of securities listed on a national securities exchange, and

- during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement (the "Recovery Period").

Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after January 1, 2024.

For purposes of this Policy, Incentive-Based Compensation shall be deemed "received" in the Company's fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

B. ***D. Method of Recovery.*** The Compensation Committee of the Board (the "Committee") will have discretion in determining how to accomplish recovery of erroneously awarded Incentive-Based Compensation under this Policy, recognizing that different means of recovery may be appropriate in different circumstances.

IV. AMOUNT SUBJECT TO RECOVERY

The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid or payable.

V. EXCEPTIONS

The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the conditions set out below are met and the Committee has made a determination that recovery would be impracticable:

A. *Direct Expense Exceeds Recoverable Amount.* The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and maintain that documentation as required by regulatory authorities.

B. *Recovery from Certain Tax-Qualified Retirement Plans.* Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VI. PROHIBITION AGAINST INDEMNIFICATION

Notwithstanding the terms of any indemnification arrangement or insurance policy with any individual covered by this Policy, the Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Policy.

VII. DISCLOSURE

The Company shall file all disclosures with respect to this Policy and recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission ("SEC") filings.

VIII. DEFINITIONS

Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

"Executive Officer" means the Company's president, principal financial officer, any vice-president of the Company or any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of this Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

"Financial Reporting Measures" means any measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements. A Financial Reporting Measure need not be presented within the Company's financial statements or included in a filing with the SEC.

"Incentive-Based Compensation" means any compensation that is granted or earned based wholly or in part upon the attainment of a Financial Reporting Measure.

IX. EFFECTIVENESS

This Policy shall be effective as of January 1, 2024.

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